UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 5, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 5, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on March 5, 2020, IFS’s Board of Directors unanimously approved the following:

1.

Regarding IFS’s 2020 Annual Shareholders’ Meeting (hereinafter, the “2020 ASM”), which will be duly called by the Board of Directors, to set March 18, 2020 as the record date for the 2020 ASM (hereinafter, the “Record Date”). The Record Date will be used to determine eligibility of IFS’s shareholders to attend and vote in the 2020 ASM.

2.

The “IFS’s 2020 Annual Shareholders’ Meeting Guidelines”, attached hereto, which purpose is to facilitate shareholders participation and exercise of their rights at the 2020 ASM. Additionally, such guidelines include a sample form of proxy letter for the 2020 ASM.

Finally, this document does not constitute an official call for the 2020 ASM, which will be done according to IFS’s Bylaws and applicable law.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro Molina

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	IFS’s 2020 Annual Shareholders’ Meeting Guidelines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 5, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel